Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 8, 2015
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Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock MuniYield Michigan Quality Fund, Inc.
(811-07080) and BlackRock MuniYield Michigan
Quality Fund II, Inc. (811-06501) PRE 14A Filing

Ladies and Gentlemen:

On behalf of BlackRock MuniYield Michigan Quality Fund, Inc. (“MIY”) and BlackRock MuniYield Michigan Quality Fund II, Inc. (together with MIY, the “Funds”), we are enclosing herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission thereunder, one preliminary joint proxy statement relating to the proposed reorganization of BlackRock MuniYield Michigan Quality Fund II, Inc. with MIY. This preliminary proxy statement relates solely to the solicitation of proxies from the preferred shareholders of the Funds in connection with the proposed reorganization. MIY has concurrently filed a joint proxy statement/prospectus on Form N-14 relating to the solicitation of proxies from common shareholders of the Funds in connection with the proposed reorganization and the public offering of MIY common shares in connection with the proposed reorganization.

Securities and Exchange Commission
May 8, 2015

If you have any questions or require any further information with respect to this preliminary joint proxy statement, please call me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon